Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated June 18, 2024, except for the financial information of the parent company discussed in Note 18 as to which the date is October 4, 2024, in the Registration Statement on Form F-1, relating to the audit of the consolidated balance sheets of Decent Holding Inc. (the “Company”) as of October 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2023, and the related notes (collectively referred to as the “financial statements”).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
October 4, 2024	Certified Public Accountants
PCAOB ID: 1171